UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carter’s, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-31829	13-3912933
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

Phipps Tower 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip code)

Michael C. Wu                             678-399-4515

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Carter’s, Inc. (the “Company”) is the largest branded marketer in the United States of apparel and related products exclusively for babies and young children. The Company owns the Carter’s and OshKosh B’gosh brands, two of the most recognized brands in the marketplace. These brands are sold in leading department stores, national chains, and specialty retailers domestically and internationally.

The Company has conducted a review of its products to determine whether they may contain cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“3TG”) and has determined that 3TG are contained in, and are necessary to the functionality or production of, certain products that the Company contracted to have manufactured (the Company does not manufacture products) during the 2013 calendar year (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any 3TG in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”).

As part of the RCOI, the Company conducted a survey of its suppliers using the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection. The EICC/GeSI Template is designed to confirm the use of 3TG in the Covered Products, to identify the source of the 3TG, and to determine whether any of the 3TG originated in the Covered Countries or were from recycled or scrap sources.

Supplier responses were evaluated for plausibility, consistency, and gaps and follow-up with suppliers who provided incomplete responses was conducted. Based on the results of the RCOI, the Company does not have reason to believe that any 3TG in the Covered Products originated in the Covered Countries or did not come from recycled or scrap sources.

The Company’s Conflict Minerals Disclosure and Conflict Minerals Policy are available at http://www.carters.com in the Social Responsibility section of the website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Carter’s, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 2, 2014	CARTER’S, INC.

	By:	/s/ Michael C. Wu
	Name: Title:	Michael C. Wu Senior Vice President, General Counsel, and Secretary